Exhibit 15(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-178183, 333-162857, 333-129326 and 333-121435 on Forms S-8 of our reports dated April 12, 2013, relating to (1) the consolidated financial statements of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the reconciliation to accounting principles generally accepted in the United States of America; and (ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts; and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2012.

/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China

April 24, 2013